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Astris Energi Inc. · 6-K · For 05/25/05,  Filed On 05/25/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 25, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 05/25/05, Filed On 05/25/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated May 25, 2005	3

EXHIBIT 1

ASTRIS ENERGI REPORTS FIRST QUARTER 2005 RESULTS

MISSISSAUGA, ONTARIO, CANADA, May 25, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today unaudited consolidated financial results for the first quarter and three months ended March 31, 2005. All amounts are in Canadian dollars unless otherwise indicated.

Revenue increased to $62,181 for the first quarter of 2005 from $5,662 for the same period of 2004. During the quarter, Astris sold its first, second-generation Golf Car the Freedom II. Freedom II is powered by the 1.8kW Model E7 AFC Generator, giving it double the power and double the acceleration of the original model, which was the world’s first AFC powered golf car using hydrogen.

For the first quarter of 2005, expenses totalled $1,003,897, compared with $586,549 for the same period of 2004. As a result of the recent acquisition the financial data includes the consolidated performance of Astris s.r.o. for the first time. Additionally, an increase in expenses was related to the POWERSTACK™ MC250 pilot production program at Astris s.r.o. and increased engineering costs as a result of the on-going productization of the 2.4kW Model E8 Power Generator. In addition, there was a one-time write off of $113,364 for the cost of legal, valuation, and financial planning expenses relating to the Astris s.r.o. acquisition, which was completed in January 2005. Additional expenses reflected the company’s increased corporate, legal, accounting, compliance activities as well as increased marketing of the company’s products.

Astris reported a net loss for the first quarter of $941,716, which compares to a net loss of $580,887 for the first quarter of 2004. This represents a loss of $0.036 per share (basic and diluted) compared with $0.029 during the same period of 2004.

The acquisition of the remaining 70% of the outstanding shares of Astris s.r.o. resulted in a significant change in the Company’s assets from $866,485 at the end of the first quarter 2004 to $2,656,751 at the end of the first quarter 2005. The new asset value reflected the addition of $2,091,411 in property, plant, equipment and technology assets from Astris s.r.o.

Expenses were offset by financings through a 6% convertible debenture of $420,000 due December 10, 2005; the exercise of options for cash proceeds of $31,250; and the issuance of $1,955,000 of common stock and $254,000 of warrants. Shareholder’s equity at March 31, 2005 was $1,658,540 compared to last year’s shareholder’s equity of $382,698.

Q1 Operational Highlights

•	Astris acquired the outstanding shares of its affiliate Astris s.r.o. The cost of the acquisition was financed through the issuance of $2,209,000 worth of common shares and warrants.
•	Production of anodes and cathodes for the POWERSTACK™ MC250 fuel cell module began at Astris’ pilot production line in the Czech Republic.
•	The Freedom II Golf Car, powered by the new Model E7 AFC Generator, was unveiled at the Vancouver Investment Conference.
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Astris hired Fraser Mackenzie Limited as its exclusive investment banker. Fraser Mackenzie completed a bridge financing of $420,000 (net proceeds of $378,000) through a 6% convertible debenture. A second financing will be sought with a view to raising a maximum of $3,500,000.

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Astris entered into a Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology.

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Astris participated in the world’s premier hydrogen production and fuel cell exhibition at the Hannover Fair. The Group Exhibit Hydrogen + Fuel Cells included more than 90 exhibitors from 20 countries and was expected to draw more that 30,000 energy professionals. Astris exhibited its Model E8 Portable Generator and the Freedom Golf Car.

“The sale of the Freedom II Golf Car represents a trend in selling completed Astris products,” said Jiri K. Nor, Astris’ President and CEO. “This trend started in the fourth quarter of 2004 when we sold our first Model E8 Power Generator to Alternate Energy Corporation and we expect this trend to continue. Meanwhile we are continuing to streamline the manufacturing process on the pilot production line at our Czech subsidiary and seek new business partnerships for the commercialization of our products.”

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1-800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.